Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Genesis Healthcare, Inc.:

We consent to the use of our report dated July 24, 2015, with respect to the consolidated balance sheets of FC-GEN Operations Investment, LLC as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, which report appears in the Form 8-K of Genesis Healthcare, Inc. dated July 24, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 24, 2015